EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated February 23, 2007, relating to the financial statements of Illinois Tool Works Inc. and management's report on the effectiveness of internal control over financial reporting incorporated by reference in the Annual Report on Form 10-K of Illinois Tool Works Inc. for the year ended December 31, 2006.

/s/ DELOITTE & TOUCHE LLP

Chicago, IL
August 10, 2007